UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2017
___________________
SECURITIES REGISTERED*
(As of the close of the fiscal year)
Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Monique Smith
Ontario's Representative in Washington
Embassy of Canada
Office of Ontario
501 Pennsylvania Avenue NW
Washington DC 20001-2114

Copies to:

Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8
* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of C$1,000,000,000  2.65% Bonds due February 5, 2025, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2017 (the "Annual Report") as follows:
The following additional exhibits are added to the Annual Report:
Exhibit (99.4)	Fiscal Agency Agreement, dated as of February 5, 2018, including the form of Bonds; Underwriting Agreement, dated as of January 25, 2018 including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

February 5, 2018	PROVINCE OF ONTARIO (Name of registrant)
By: /s/ Opallycia A. Kandelas Name: Opallycia A. Kandelas Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX

Exhibit (99.4):	Fiscal Agency Agreement, dated as of February 5, 2018, including the form of Bonds; Underwriting Agreement, dated as of January 25, 2018, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.